EXHIBIT 8.3

                         [KELLER & COMPANY LETTERHEAD]

April 2, 1997

Board of Directors
Montgomery Savings, A Federal Association
119 E. Main Street
P.O. Box 776
Crawfordsville, Indiana 47933-0776

Re:      Subscription Rights -- Montgomery Financial Corporation
                             Crawfordsville, Indiana

Gentlemen:

The purpose of this letter is to provide an opinion of the value of the subscription rights of the "to be issued" common stock of Montgomery Financial Corporation ("Montgomery" or the "Corporation"), Crawfordsville, Indiana, in regard to the conversion of Montgomery Mutual Holding from a federally-chartered mutual holding company to a federally-chartered stock savings and loan holding company.

Because the Subscription Rights to purchase shares of Common Stock in Montgomery, which are to be issued to the depositors of Montgomery Savings and the other members of Montgomery Savings and will be acquired by such recipients without cost, will be nontransferable and of short duration and will afford the recipients the right only to purchase shares of Common Stock at the same price as will be paid by members of the general public in a Direct Community Offering, we are of the opinion that:

     (1) The Subscription Rights will have no ascertainable fair market value, and;

     (2) The price at which the Subscription Rights are exercisable will not be more or less than the fair market value of the shares on the date of the exercise.

Further, it is our opinion that the Subscription Rights will have no economic value on the date of distribution or at the time of exercise, whether or not a community offering takes place.

Sincerely,

KELLER & COMPANY, INC.

/s/ Michael R. Keller

Michael R. Keller
President